Exhibit (e)(3)

ICN Pharmaceuticals, Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

June 7, 2003

Mr. Daniel J. Paracka

Chairman of the Board of Directors

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

Dear Mr. Paracka:

ICN Pharmaceuticals has received your letter of June 6, 2003 requesting ICN to agree to refrain from commencing prior to June 23, 2003 its previously announced proposed tender offer for the shares of Ribapharm that ICN does not already own. Based on discussions between our respective counsel, we understand the reason for your request to be your desire to provide additional time for your financial advisor to conduct its financial analysis prior to the Ribapharm Board’s taking a position with respect to ICN’s tender offer.

When ICN announced on June 2, 2003 that it intended to commence a tender offer for the publicly held shares of Ribapharm, we stated that we intended to commence our offer to Ribapharm stockholders in a week to ten days. ICN determined to provide this week to ten-day period in order to permit additional time to Ribapharm’s Board of Directors to review and, if appropriate, respond to the ICN offer. ICN understands that while the approval of Ribapharm’s Board of Directors is not necessary in connection with the tender offer, Ribapharm’s Board will be required, within ten business days of commencement of the offer, to publicly disclose its position with respect to ICN’s offer or state why it is unable to take a position on the offer.

On June 2, Ribapharm announced that it had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist the Ribapharm Board in reviewing ICN’s tender offer. ICN expects that Morgan Stanley can perform in a timely manner the financial analysis necessary to fully assist the Ribapharm Board.

ICN believes that the pre-commencement period of at least a week announced by ICN, together with the two-week period following commencement prior to Ribapharm being required to disclose its position on ICN’s

June 7, 2003

offer, provides ample time for Morgan Stanley to prepare its financial analysis and for the Ribapharm Board to develop and disclose to stockholders its position. We have previously offered to make ICN’s financial advisors, Goldman, Sachs & Co., available to meet with Morgan Stanley, Ribapharm management and/or the Ribapharm Board to explain our financial analysis. That offer still stands. We believe that such an explanation should help to expedite your review of ICN’s offer.

Finally, we believe it is important that Ribapharm stockholders, as well as the Ribapharm Board, be made aware of the full terms of our offer and the other information that would be contained in ICN’s offering materials. Commencing our tender offer will make this information available and, in our view, will not impose any requirement on the Ribapharm Board to act precipitously or have any coercive effect on Ribapharm stockholders.

In light of the foregoing, ICN does not feel that it is in its interest, or the interest of Ribapharm’s public stockholders, to agree to the delay in commencement requested in your letter. However, we are planning to defer the commencement of our offer to on or after June 10, 2003 so that the Ribapharm Board will not be required to disclose its position on our offer pursuant to Rule 14e-2 under the Securities Exchange Act of 1934 prior to June 23, 2003. We believe that this accomplishes the goal sought by you, as well as allowing Ribapharm stockholders to begin considering ICN’s tender offer materials on a timetable consistent with that announced in our June 2 press release.

Ribapharm stockholders should not be deprived of the important opportunity to begin considering ICN’s offer.

I would again urge you to instruct Morgan Stanley to meet with ICN’s financial advisors and management in order to enhance your understanding of our offer.

Very truly yours,

/S/ ROBERT W. O’LEARY
Robert W. O’Leary Chairman and Chief Executive Officer

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